Exhibit 21

LIST OF SUBSIDIARIES

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/ registered share capital	Effective interest held

Lee Tat International Holdings Limited	British Virgin Islands	Investment holding	50,000 shares at US$1 each	100%

Lee Tat Transportation International Limited	Hong Kong	Logistic and delivery	10,000 ordinary shares for HK$10,000	100%

COSG International Holdings Limited	British Virgin Islands	Investment holding	10,000 shares at US$1 each	100%

COSG Car International Limited	Hong Kong	Investment holding	10,000 ordinary shares for HK$10,000	100%

Foshan Cosmos Xi Yue Car Rental Company Limited	People’s Republic of China (”PRC”)	Provision of car rental service	US$300,000,000	100%